Mount Knowledge Holdings, Inc.

228 Park Avenue S #56101

New York, NY 10003-1502

July 17, 2014

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attn: Maryse Mills-Apenteng, Special Counsel

Re:

Mount Knowledge Holdings, Inc.

Preliminary Information Statement on Schedule 14C

Filed on June 17, 2014

File No. 000-52664

Dear Ms. Mills-Apenteng,

Mount Knowledge Holdings, Inc. (the “Company”, “we”, “us” or “our”) hereby transmits our response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated June 25, 2014, regarding the above referenced filing. As requested, we have provided responses to the questions raised by the Staff. For your convenience, the matters are listed below, followed by the Company’s responses:

Increase in Authorized Shares, page 1

1. Please revise your disclosure to discuss the possible anti-takeover effects of the effective increase in your authorized shares. Refer to Release No. 34-15230. Also discuss other anti-takeover mechanisms that may be present in your governing documents or otherwise and whether there are any plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences. Inform holders that management might use the additional shares to resist or frustrate a third-party transaction. You should also address the newly available authorized shares that will be available after any prospective reverse stock split.

Response: We have revised our disclosure to discuss the possible anti-takeover effects of the effective increase in our authorized shares. We have also provided the newly available authorized shares that will be available after the increase in authorized shares and reverse stock split.

Potential Effects of a Reverse Split, page 4

2. Please revise to clarify whether the board has discretion to implement the reverse stock split with respect to only one class of securities, i.e., common stock or preferred stock, or whether the reverse stock split will apply to both classes of securities or not at all. To the extent the former is true, please expand your disclosure to discuss the impact on your security holders generally and the potential consequences to your common stockholders in particular.

Response: The reverse stock split will apply to both common stock and preferred stock. We have revised the disclosure accordingly and discuss the impact on our securities holders.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ James D. Beatty

James D. Beatty

Chief Executive Officer

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